ITEM 77(I)

Terms of new or amended securities

On May 14, 2012, Dividend and Income Fund, Inc., a Maryland corporation (the “Old Fund”) reorganized into the Registrant, a Delaware statutory trust (the “Reorganization”).  Shareholders of the Old Fund approved the Reorganization at a meeting held on April 24, 2012.  In connection with the Reorganization, shareholders approved the Agreement and Declaration of Trust (“DE Declaration”) and Bylaws of the Registrant.  The DE Declaration is substantially similar to the governing documents of the Old Fund, except as follows.

The DE Declaration contains provisions that restrict a person from becoming an owner of greater than 4.99 percent of the Registrant’s shares.  The DE Declaration provides that any transfer of shares that would further increase the percentage of shares already owned by a beneficial owner will be null and void, with certain exceptions.  The governing documents of the Old Fund did not contain any restrictions on the acquisition of shares.